EXHIBIT 1

PCQUOTE.COM, INC., HYPERFEED TECHNOLOGIES, INC.'S SUBSIDIARY RECEIVES LOAN FROM MOTOROLA

CHICAGO, SEPT. 13 -- PCQuote.com, Inc, a subsidiary of HyperFeed Technologies, Inc., announced today that it has borrowed $2 million from Motorola, Inc. The loan, which matures on March 31, 2002, is subject to early repayment in the event that PCQuote.com completes an initial public offering of its common stock. Otherwise, payments on the loan are due on a quarterly basis commencing June 30, 2000.

In addition, PCQuote.com also announced today that it is in discussions with Motorola regarding a business relationship under which PCQuote.com would provide market data and investor information content to wireless applications and services developed by Motorola. The discussions of the business relationship and any related agreements between Motorola and PCQuote.com are in a preliminary stage and there is no assurance that any business relationship will develop.

ABOUT PCQUOTE.COM, INC.
PCQuote.com, Inc. is an Internet-based provider of real-time and delayed market quotes, timely business news and comprehensive tools for researching and analyzing financial information.

HYPERFEED TECHNOLOGIES, INC.
HyperFeed Technologies is a leading provider of real-time financial market data and news to professional and consumer markets worldwide. Incorporating IP Multicast and proprietary advanced compression technologies, HyperFeed 2000, the company's proprietary datafeed, offers recipients the speed and the capacity to handle rapidly growing volumes of market data. Professional and individual investors use the firm's software applications to view, analyze and manipulate market data. In addition, the firm also offers web-based authoring and software development tools for easy integration of HyperFeed 2000 data into a variety of web-based and software applications.

ABOUT MOTOROLA, INC.
Motorola is a global leader in advanced electronic systems and services. It liberates the power of technology by creating software-enhanced products that provide integrated customer solutions and Internet access via wireless and satellite communications, as well as computing, networking, and automotive electronics. Motorola also provides essential digital building blocks in the form of embedded semiconductors, controls and systems. Sales in 1998 were $29.4 billion.